sembcorp

RECEIVED

2009 MAY 29 A 5:33

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

09046504

15 May 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	15 May 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	70,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,113,088
		After change	6,043,088
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.34%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$290,188.99	

Kwong Sook May
Company Secretary

May 15, 2009

sembcorp

RECEIVED
2009 MAY 29 A 5:33

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

FIRST QUARTER ENDED MARCH 31, 2009 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

Item No	Description	Page
	FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT	**1 – 18**
1	CONSOLIDATED INCOME STATEMENT	1
2	NOTES TO CONSOLIDATED INCOME STATEMENT	2 – 3
3	BALANCE SHEETS	4 – 5
4	CONSOLIDATED STATEMENT OF CASH FLOWS	6 – 7
5	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	8
6	STATEMENTS OF CHANGES IN EQUITY	8 – 10
7	AUDIT	10
8	AUDITORS' REPORT	10
9	ACCOUNTING POLICIES	10
10	CHANGES IN ACCOUNTING POLICIES	10
11	REVIEW OF GROUP PERFORMANCE	11 - 12
12	VARIANCE FROM PROSPECT STATEMENT	13
13	PROSPECTS	13
14	DIVIDEND	13
15	SEGMENTAL REPORTING	14 – 16
16	INTERESTED PERSON TRANSACTIONS	17
17	CONFIRMATION BY THE BOARD	18

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2009

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the first quarter ended March 31, 2009.

1. CONSOLIDATED INCOME STATEMENT

	GROUP		
	1Q09 $'000	1Q08 $'000	+ / (-) %
Turnover	**2,146,734**	**2,152,789**	(0.3)
Cost of sales	(1,921,913)	(1,925,829)	(0.2)
Gross profit	224,821	226,960	(0.9)
General & administrative expenses	(52,880)	(66,353)	(20.3)
Non-operating income (net)	24,616	11,411	115.7
Finance costs	(10,534)	(14,593)	(27.8)
Share of results (net of tax) of:			
- Associates	16,983	33,204	(48.9)
- Joint ventures	12,793	13,095	(2.3)
Profit before income tax expense	**215,799**	**203,724**	**5.9**
Income tax expense	(26,835)	(35,977)	(25.4)
Profit for the period	**188,964**	**167,747**	**12.6**
Attributable to:			
Shareholders of the Company	133,644	123,103	8.6
Minority interests	55,320	44,644	23.9
	188,964	**167,747**	**12.6**
Economic Value Added	**120,234**	**122,249**	**(1.6)**
Earnings per ordinary shares (cents)			
- basic	7.52	6.91	8.8
- diluted	7.48	6.86	9.0

2. Notes to Consolidated Income Statement

2a. Turnover, Cost of Sales

	GROUP		
	1Q09	1Q08	+ / (-)
	$'000	$'000	%
Turnover	2,146,734	2,152,789	(0.3)
Cost of sales	(1,921,913)	(1,925,829)	(0.2)
Included in Cost of sales:-			
Depreciation and amortisation	(42,924)	(44,804)	(4.2)

Group turnover of $2.1 billion for 1Q09 was comparable to 1Q08. Increased Marine's turnover was mainly due to higher percentage of completion achieved in the rig building, offshore, conversion projects and higher repair sales. The increase in Marine's turnover was offset by a decrease in Utilities' turnover due to lower High Sulphur Fuel Oil ("HSFO") rate and lower offsite power sales in UK as a result of the expiry of certain favourable supply contracts. Correspondingly, cost of sales from the Utilities Group dropped in tandem with the reduced turnover and fuel cost.

Lower depreciation charge in 1Q09 was mainly due to the translation of £ to S$ for our UK operations.

2b. General & administrative expenses

	GROUP		
	1Q09	1Q08	+ / (-)
	$'000	$'000	%
General & administrative expenses	(52,880)	(66,353)	(20.3)
Included in general & administrative expenses: -			
Depreciation and amortisation	(3,803)	(3,531)	7.7

General and administrative expenses decreased by 20% in 1Q09, predominantly due to reduced share-based expenses. In addition, certain cost management measures were adopted by the Group.

2c. Non-operating income

		GROUP		
		1Q09	1Q08	+ / (-)
		$'000	$'000	%
Non-operating income		24,616	11,411	115.7
Included in non-operating income: -				
Foreign exchange gain /(loss)	(i)	17,714	(7,369)	NM
Other income	(ii)	12,893	7,117	81.2
Interest income	(iii)	2,982	9,113	(67.3)
Changes in fair value of financial instruments	(iv)	(9,339)	1,552	NM

(i) Exchange gain in 1Q09 arose mainly from revaluation gain on USD denominated monetary items.
(ii) Other income includes scrap sale, sale of strategic diesel and other non-operating income. Higher other income was mainly due to gain on sale of strategic diesel recognised in 1Q09.
(iii) Lower interest income in 1Q09 was mainly attributable to a decrease in fixed deposits and weakening interest rates.
(iv) Net mark-to-market loss on foreign currency forward contracts was recorded in 1Q09.

2. Notes to Consolidated Income Statement (Cont'd)

2d. Finance costs

Lower finance costs in 1Q09 was mainly due to lower interest rates.

2e. Share of results (net of tax) of Associates

The Group recorded lower share of results from associates in 1Q09, mainly due to lower contribution from Cosco Shipyard Group.

2f. Income Tax expense

The Group's tax charge for 1Q09 included under provision of tax in respect of prior years of $204,000 (1Q08: write-back of an over provision of tax in respect of prior years of $1,043,000) and a write-back of provision for deferred tax of $8,681,000 (1Q08: Nil) due to a reduction in Singapore corporate tax rate from 18% to 17%.

2g. Earnings per ordinary share

	Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	**1Q09**	**1Q08**	**+ / (-) %**
(i) Based on the weighted average number of shares (in cents)	7.52	6.91	8.8
- Weighted average number of shares (in million)	1,777.6	1,780.8	(0.2)
(ii) On a fully diluted basis (in cents)	7.48	6.86	9.0
- Adjusted weighted average number of shares (in million)	1,785.5	1,794.5	(0.5)

2h. Exceptional/Extraordinary Item

There was no exceptional/extraordinary item during the period.

3. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/3/2009 $'000	As at 31/12/2008 $'000	As at 31/3/2009 $'000	As at 31/12/2008 $'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	554,037	554,037	554,037
Surplus / (Deficit) in other reserves	80,207	(42,381)	(10,348)	(12,111)
Accumulated profits	2,216,211	2,082,541	994,431	879,454
	2,850,455	2,594,197	1,538,120	1,421,380
Minority interests	696,081	670,660	-	-
Total equity	3,546,536	3,264,857	1,538,120	1,421,380
Non-current assets				
Property, plant and equipment	2,527,933	2,498,577	479,093	485,403
Investment properties	26,017	25,959	-	-
Investments in subsidiaries	-	-	1,485,412	1,486,570
Interests in associates	594,460	564,388	-	-
Interests in joint ventures	300,575	280,816	-	-
Other financial assets	132,504	146,080	-	-
Long-term receivables and prepayments	341,926	231,401	911	940
Intangible assets	115,000	114,771	19,035	19,036
Deferred tax assets	44,139	35,217	-	-
	4,082,554	3,897,209	1,984,451	1,991,949
Current assets				
Inventories and work-in-progress	1,303,544	949,846	8,927	9,353
Trade and other receivables	1,479,490	1,219,101	226,171	217,379
Bank balances, fixed deposits and cash	2,388,096	2,400,954	46,431	45,541
	5,171,130	4,569,901	281,529	272,273
Current liabilities				
Trade and other payables	2,869,003	2,621,434	201,684	316,534
Excess of progress billings over work-in-progress	1,127,459	975,033	-	-
Provisions	66,750	63,753	12,208	12,675
Current tax payable	280,486	249,882	-	-
Interest-bearing borrowings	330,588	285,768	-	-
	4,674,286	4,195,870	213,892	329,209
Net current assets / (liabilities)	496,844	374,031	67,637	(56,936)
	4,579,398	4,271,240	2,052,088	1,935,013
Non-current liabilities				
Deferred tax liabilities	267,437	271,960	48,453	50,671
Provisions	10,309	10,254	500	500
Retirement benefit obligations	13,486	13,552	-	-
Interest-bearing borrowings	507,128	522,550	-	-
Other long-term liabilities	234,502	188,067	465,015	462,462
	1,032,862	1,006,383	513,968	513,633
	3,546,536	3,264,857	1,538,120	1,421,380

3. BALANCE SHEETS (Cont'd)

3a. Group's borrowings and debt securities

	As at 31/3/2009 $'000	As at 31/12/2008 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	79,281	81,750
Unsecured	252,301	205,401
	331,582	287,151
(ii) After one year		
Secured	304,509	319,740
Unsecured	210,600	210,461
	515,109	530,201
Total	846,691	817,352

(iii) Details of any collaterals

The Group's borrowings are secured by property, plant and equipment and investment properties with carrying values amounting to $956.7 million (31/12/2008 : $925.2 million).

3b. Net asset value

	Group		Company	
	31/3/2009	31/12/2008	31/3/2009	31/12/2008
Net asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.60	1.46	0.86	0.80
Net tangible asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.54	1.39	0.85	0.79

3c. Notes to Group Balance Sheets

(i) Group

Equity

Group shareholders' funds increased from $2.6 billion to $2.8 billion. The increase in "Other reserves" was mainly due to the reversal of mark-to-market loss residing in the share of reserves of associates following the repayment of the equity bridging loan ("EBL") by Emirates Sembcorp Water & Power Company ("ESWPC") in February 2009.

Non-current assets

Increase in "Long-term receivables and prepayments" pertained to the Changi NEWater plant constructed in a service concession arrangement. The Group has recognised the consideration receivable as long term receivables in accordance with INT FRS 112.

Net Current Assets

"Inventories and work-in-progress" and "Trade and other receivables" increased significantly mainly due to increase in rig building, offshore and conversion projects.

"Progress billings in excess of work-in-progress" and "Trade and other payables" increased mainly due to receipts from customers for both rig building projects in progress and completed projects, in line with increase in rig building, offshore and conversion projects.

4. CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	GROUP 1Q09 $'000	GROUP 1Q08 $'000
Cash flows from Operating Activities			
Profit for the period		188,964	167,747
Adjustments for :			
Interest and dividend income		(2,982)	(9,226)
Finance costs		10,534	14,593
Depreciation and amortisation		46,727	48,335
Share of results of associates and joint ventures		(29,776)	(46,299)
Profit on sale of property, plant and equipment & investment properties		(103)	(84)
Gain on disposal of investments (net)		(579)	(996)
Allowance made for doubtful debts and bad debts written off (net)		897	923
Allowance made for stock obsolescence and inventories written off		20	-
Changes in fair value of financial instruments		9,339	(1,552)
Share-based payment expenses		2,884	8,003
Allowance (written back) / made for impairment in value of assets		(227)	1,641
Income tax expenses		26,835	35,977
Operating profit before working capital changes		252,533	219,062
Changes in working capital:			
Inventories and work-in-progress		(201,202)	763,556
Receivables		(333,611)	(197,985)
Payables		434,707	250,614
		152,427	1,035,247
Income tax paid		(10,142)	(3,280)
Net cash inflow from operating activities		142,285	1,031,967
Cash flows from Investing Activities			
Dividend and interest received		2,638	9,200
Cash flows on sale of subsidiaries, net of cash disposed	4a	-	(219)
Proceeds from sale of associates and joint ventures		2,894	-
Proceeds from sale of investments		-	21
Proceeds from sale of property, plant and equipment		942	92
Loans to associates		(67,259)	-
Additional interest in associates		(66,029)	-
Acquisition of minority interest		(13,428)	-
Acquisition of associates and joint ventures		-	(680)
Acquisition of other financial assets		-	(6)
Purchase of property, plant and equipment		(43,180)	(65,899)
Payment for intangible assets		(13)	-
Net cash outflow from investing activities		(183,435)	(57,491)
Cash flows from Financing Activities			
Proceeds from share issue		-	2,763
Proceeds from share issue to minority shareholders of subsidiaries		-	1,130
Proceeds from ESOS exercised with issue of treasury shares		433	-
Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries		16	-
Purchase of treasury shares		-	(36,738)
Purchase of treasury shares by subsidiary		-	(50,326)
Proceeds from borrowings		157,105	184,731
Repayment of borrowings		(134,011)	(261,393)
Net increase / (decrease) in other long term liabilities		55	(1,704)
Dividends paid to minority shareholders of subsidiaries		-	(5,282)
Interest paid		(11,067)	(10,344)
Net cash inflow / (outflow) from financing activities		12,531	(177,163)
Net (decrease) / increase in cash and cash equivalents		(28,619)	797,313
Cash and cash equivalents at beginning of the period		2,400,954	1,296,003
Effects of exchange rate changes on balances held in foreign currency		15,761	7,907
Cash and cash equivalents at end of the period	4b	2,388,096	2,101,223

4. <u>CONSOLIDATED STATEMENT OF CASH FLOWS</u> (Cont'd)

4a. Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	Group	
	1Q09	1Q08
	$'000	$'000
Non-current assets	-	22,067
Net current liabilities	-	(10,341)
Non-current liabilities	-	(2,044)
Minority Interest	-	(7,566)
Profit on disposal	-	975
Currency translation reserve	-	824
Total cash consideration	-	3,915
Less: cost of investment transferred to associated company	-	(1,572)
Less: consideration not yet received	-	(2,343)
Less: Cash & bank balances of subsidiaries disposed	-	(219)
Cash flows on sale of subsidiaries, net of cash disposed	-	(219)

4b. Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of cash flows comprise the following balance sheet amounts:

	Group	
	As at 31/03/2009	As at 31/03/2008
	$'000	$'000
Bank balances, fixed deposits and cash	2,388,096	2,111,016
Bank overdrafts	-	(9,793)
	2,388,096	2,101,223

4c. Notes to Consolidated Statement of Cash Flows

Net cash inflow from operating activities for 1Q09 was $142.3 million. The lower net cash inflow from operating activities was mainly due to timing difference of project collection. There were more receipts from ongoing / completed projects in 1Q08.

Net cash outflow from investing activities for 1Q09 was $183.4 million. The Group spent $43.2 million on expansion and operational capex, $66.0 million on equity interest into an associate and $67.3 million on shareholder's loan to an associate in 1Q09.

Net cash inflow from financing activities for 1Q09 of $12.5 million related mainly to net proceeds from borrowings.

5. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	GROUP	
	1Q09	1Q08
	$'000	$'000
Profit for the period	188,964	167,747
Translation adjustments	57,755	(30,521)
Share of other comprehensive income / (expense) of associates and joint venture companies	70,147	(30,227)
Net fair value changes of cash flow hedges	(17,756)	34,152
Net fair value changes of available-for-sale financial assets	(12,627)	(195,486)
Net fair value changes of cash flow hedges transferred to the income statement	1,810	-
Other comprehensive income / (expense) for the period	99,329	(222,082)
Total comprehensive income / (expense) for the period	288,293	(54,335)
Attributable to:		
Shareholders of the Company	249,407	(40,746)
Minority interest	38,886	(13,589)
Total comprehensive income / (expense) for the period	288,293	(54,335)

6. STATEMENTS OF CHANGES IN EQUITY

6a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital	Reserve for own shares	Currency Translation Reserve	Others	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q09								
At January 1, 2009	554,037	(34,731)	(121,650)	114,000	2,082,541	2,594,197	670,660	3,264,857
Treasury shares transferred to employees	-	6,163	-	(2,672)	-	3,491	(30)	3,461
Share-based payments	-	-	-	2,675	-	2,675	950	3,625
Realisation of reserve upon disposal of investments and changes in group structure	-	-	659	-	26	685	(14,385)	(13,700)
Total comprehensive income for the period	-	-	44,515	71,248	133,644	249,407	38,886	288,293
At March 31, 2009	554,037	(28,568)	(76,476)	185,251	2,216,211	2,850,455	696,081	3,546,536
1Q08								
At January 1, 2008	551,274	-	(37,383)	676,831	1,842,096	3,032,818	797,211	3,830,029
Issue of shares under Share Option Plan	2,763	-	-	-	-	2,763	-	2,763
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	1,130	1,130
Share buyback - held as treasury shares	-	(36,738)	-	-	-	(36,738)	-	(36,738)
Treasury shares transferred to employees	-	6,709	-	(6,709)	-	-	-	-
Treasury shares held by subsidiary	-	-	-	(33,817)	-	(33,817)	(16,509)	(50,326)
Share-based payments	-	-	-	6,218	-	6,218	1,163	7,381
Dividend paid	-	-	-	-	-	-	(5,282)	(5,282)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	42	5	(578)	(531)	(7,664)	(8,195)
Total comprehensive income for the period	-	-	(29,180)	(134,669)	123,103	(40,746)	(13,589)	(54,335)
At March 31, 2008	554,037	(30,029)	(66,521)	507,859	1,964,621	2,929,967	756,460	3,686,427

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6b. Statements of Changes in Equity of the Company

	Share Capital	Surplus / (Deficit) in other reserves: Reserve for own shares	Surplus / (Deficit) in other reserves: Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q09					
At January 1, 2009	554,037	(34,731)	22,620	879,454	1,421,380
Share-based payments	-	-	1,330	-	1,330
Treasury shares transferred to employees	-	6,163	(5,730)	-	433
Total comprehensive income for the period	-	-	-	114,977	114,977
At March 31, 2009	554,037	(28,568)	18,220	994,431	1,538,120
1Q08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Issue of shares under Share Option Plan	2,763	-	-	-	2,763
Share-based payments	-	-	4,508	-	4,508
Share buyback - held as treasury shares	-	(36,738)	-	-	(36,738)
Treasury shares transferred to employees	-	6,709	(6,709)	-	-
Total comprehensive income for the period	-	-	-	8,948	8,948
At March 31, 2008	554,037	(30,029)	21,498	893,375	1,438,881

6c. Changes in the Company's share capital

Issued and paid up capital

As at March 31, 2009, the Company's issued and paid up capital excluding treasury shares comprises 1,778,460,279 (March 31, 2008: 1,778,224,704) ordinary shares.

Share Options

During 1Q09, 366,000 shares were exercised under the Company's Share Option Plan ("SOP") by way of re-issuance of treasury shares. (1Q08: 1,568,994 shares were exercised by way of issuance of new shares).

As at March 31, 2009, there were 9,775,476 (March 31, 2008: 13,706,610) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 1Q09, 476,730 (1Q08: 1,176,549) performance shares were released under the Performance Share Plan ("PSP") and 406,524 (1Q08: 10,696) performance shares lapsed. Of the performance shares released, 53,959 (1Q08: nil) performance shares were cash-settled.

No performance share was awarded in 1Q09 (1Q08: nil).

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at March 31, 2009 was 1,857,510 (March 31, 2008: 1,790,764). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 2,786,265 (March 31, 2008: 2,686,146) performance shares.

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6c. Changes in the Company's share capital (Cont'd)

Restricted Stocks

During 1Q09, 748,118 (1Q08: 415,615) restricted stocks were released under the Restricted Stock Plan ("RSP") and 890,758 (1Q08: 94,197) restricted stocks lapsed. Of the restricted stocks released, 48,735 (1Q08: nil) restricted stocks were cash-settled.

No restricted stock was awarded in 1Q09 (1Q08: nil).

The total number of restricted stocks outstanding, including awards achieved but not released as at March 31, 2009 was 2,990,713 (March 31, 2008: 2,660,221). Of this, the total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released was 1,968,300 (March 31, 2008: 1,888,620). Based on the multiplying factor, the actual release of the conditional awards could range from zero to a maximum of 2,952,450 (March 31, 2008: 2,455,206) restricted stocks.

Treasury Shares

In 1Q09, the Company re-issued 1,486,606 (1Q08: 1,592,164) treasury shares pursuant to the SOP, PSP and RSP.

As at March 31, 2009, 6,891,261 (March 31, 2008: 7,126,836) treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

7. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

8. AUDITORS' REPORT

Not applicable.

9. ACCOUNTING POLICIES

Except as disclosed in paragraph 10 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2008.

10. CHANGES IN ACCOUNTING POLICIES

With effect from January 1, 2009, the Group adopted the following new/amended FRS, which are relevant to the Group's operations:

FRS 1 (revised 2008)	Presentation of Financial Statements
FRS 23 (revised 2007)	Borrowing Costs
FRS 108	Operating Segments

The adoption of the above FRS does not have any significant impact on the financial statements.

11. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group's turnover of $2.1 billion for the first quarter 2009 was comparable to the same quarter last year. The Group's profit attributable to shareholders of the Company ("PATMI") for 1Q09 of $133.6 million was an increase of 9% over 1Q08.

The Group also generated Economic Value Added ("EVA") of $120.2 million for 1Q09 (1Q08: $122.2 million).

Turnover

	1Q09	1Q08	Growth	
	$'000	$'000	$'000	%
Utilities	696,186	1,123,023	(426,837)	(38)
Marine	1,363,271	915,130	448,141	49
Environment	47,394	52,757	(5,363)	(10)
Industrial Parks	3,793	3,954	(161)	(4)
Others/Corporate	36,090	57,925	(21,835)	(38)
	2,146,734	2,152,789	(6,055)	(0)

Utilities' turnover decreased by 38% to $696.2 million mainly due to the drop in High Sulphur Fuel Oil ("HSFO") rate and lower offsite power sales in UK as a result of expiry of certain favourable supply contracts. In addition, pound sterling which depreciated approximately 23% compared to 1Q08 resulted in lower turnover in Singapore dollar terms for its UK operations.

Turnover for Marine increased by 49% to $1.4 billion mainly due to higher percentage of completion achieved in the rig building, offshore, conversion projects and higher repair sales.

Turnover for Environment business dropped by 10% mainly due to lower selling prices and sales tonnage of recyclables.

Industrial Parks' turnover consists mainly of marketing and management fees and rental income. Turnover of various Industrial Parks' businesses is excluded as these are associates or joint ventures.

Revenue of Others/Corporate is mainly contributed by a subsidiary dealing in specialised construction activities. The drop in revenue was mainly due to timing difference in recognition of projects.

11. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	1Q09	1Q08	Growth	
	$'000	$'000	$'000	%
Utilities	51,138	60,899	(9,761)	(16)
Marine	74,005	55,977	18,028	32
Environment	1,464	819	645	79
Industrial Parks	3,602	6,038	(2,436)	(40)
Others/Corporate	3,435	(630)	4,065	NM
	133,644	**123,103**	**10,541**	**9**

NM - Not Meaningful

Utilities' PATMI in 1Q09 was lower by 16% over 1Q08. Operations in Singapore, China, Vietnam and the UAE performed well with increases in PATMI. However, this was offset by weaker performance by the UK business which was affected by the expiry of certain favourable supply contracts at the end of March 2008, as well as the depreciation of the pound sterling.

Increase in the Group's share of Marine's 1Q09 PATMI was mainly due to higher operating margin from its rig building and ship repair businesses; partially offset by lower contribution from Cosco Shipyard Group.

Our Environment business recorded a 79% increase in PATMI over 1Q08 due to lower operational costs.

The decrease in Industrial Park's PATMI was attributed to lower land sales from its Vietnam industrial park and lower share of results from Gallant Venture. The performance of the China industrial parks was comparable to 1Q08.

Lower costs resulted in higher PATMI of Others/Corporate in 1Q09.

12. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

13. PROSPECTS

Utilities

As a result of the global economic downturn and slowdown in the petrochemical and chemical sector, our business may face some challenges. In 2009, our UK operations will also see the full-year impact of the expiry of certain favourable supply contracts. We expect our other sites in Singapore, China, Vietnam and the Middle East to be less affected due to long-term contracts with customers.

Marine

Our Marine business has a net order book of S$8.65 billion with completion and deliveries stretching till early 2012. The long-term fundamentals driving the future deepwater activities continue to be strong with the futures market pointing toward a rebound in oil and gas prices. For ship repair, Singapore's strategic location and its reputation as an international maritime centre coupled with the Group's strategic alliances and partnerships fostered with long-term customers will provide a stable base-load to cushion Marine from the impact arising from the current economic turmoil. Market for the large FPSO (floating production storage offloading) units and production platforms is expected to remain strong based on owners' long-term commercial viability of the projects.

Notwithstanding the current challenges due to the economic downturn and the credit crunch leading to the possibility of some deferments and cancellations, Marine does not expect any material adverse impact on its performance.

Environment

The performance of our Environment business in 2009 is expected to be better than that of 2008.

Industrial Parks

Industrial Parks business' performance in 2009 will be affected by the global economic slowdown and resultant weak investor sentiment.

Sembcorp Group

The global economic and financial environment is expected to remain very challenging for the rest of the year.

Sembcorp remains committed to proactive and prudent management of its existing businesses and should be able to deliver satisfactory results for the year.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

14 DIVIDEND

No interim dividend for the period ended March 31, 2009 is recommended.

15. SEGMENTAL REPORTING

1Q09

(i) Business segments

	Utilities $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others/ Corporate $'000	Elimi- nation $'000	Total $'000
Turnover							
External sales	696,186	1,363,271	47,394	3,793	36,090	-	2,146,734
Inter-segment sales	6,819	223	726	877	19,823	(28,468)	-
Total	703,005	1,363,494	48,120	4,670	55,913	(28,468)	2,146,734
Results							
Segment results	57,335	134,496	(770)	1,283	1,231	-	193,575
Interest income	382	2,615	28	87	4,507	(4,637)	2,982
Interest expense	(11,073)	(1,261)	(305)	-	(2,532)	4,637	(10,534)
	46,644	135,850	(1,047)	1,370	3,206	-	186,023
Share of results of associates	2,807	10,582	2,360	1,234	-	-	16,983
Share of results of joint ventures	8,101	1,679	-	1,926	1,087	-	12,793
	57,552	148,111	1,313	4,530	4,293	-	215,799
Income tax expense	(4,009)	(21,271)	(133)	(558)	(864)	-	(26,835)
Minority interest	(2,405)	(52,835)	284	(370)	6	-	(55,320)
Net profit for the year	51,138	74,005	1,464	3,602	3,435	-	133,644
Assets							
Segment assets	3,131,980	4,892,058	158,726	195,923	807,771	(1,130,541)	8,055,917
Investment in associates	-	275,198	45,499	273,763	-	-	594,460
Investment in joint ventures	121,624	38,088	-	78,862	62,001	-	300,575
Tax assets	27,957	18,660	4,466	14,688	236,961	-	302,732
Total assets	3,281,561	5,224,004	208,691	563,236	1,106,733	(1,130,541)	9,253,684
Liabilities							
Segment liabilities	1,900,947	3,535,453	76,352	27,079	749,935	(1,130,541)	5,159,225
Tax liabilities	237,932	236,335	6,608	16,523	50,525	-	547,923
Total liabilities	2,138,879	3,771,788	82,960	43,602	800,460	(1,130,541)	5,707,148
Capital expenditure	14,068	26,341	1,642	150	992	-	43,193
Significant non-cash items							
Depreciation and amortisation	24,480	17,661	2,682	545	1,359	-	46,727
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,929	10,353	292	1,895	77	-	14,546

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	974,843	46	6,862,196	85	7,403,423	80	29,512	68
Rest of Asia	287,131	13	365,631	5	1,022,171	11	7,694	18
Europe	539,557	25	660,609	8	660,609	7	5,890	14
Others	345,203	16	167,481	2	167,481	2	97	0
Total	2,146,734	100	8,055,917	100	9,253,684	100	43,193	100

15. SEGMENTAL REPORTING (Cont'd)

1Q08

(i) **Business segments**

	Utilities $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others/ Corporate $'000	Elimination $'000	Total $'000
Turnover							
External sales	1,123,023	915,130	52,757	3,954	57,925	-	2,152,789
Inter-segment sales	7,526	988	529	637	122	(9,802)	-
Total	1,130,549	916,118	53,286	4,591	58,047	(9,802)	2,152,789
Results							
Segment results	88,249	79,750	(1,388)	(402)	(3,304)	-	162,905
Interest income	2,915	5,660	27	329	4,913	(4,731)	9,113
Interest expense	(11,503)	(4,140)	(829)	-	(2,852)	4,731	(14,593)
	79,661	81,270	(2,190)	(73)	(1,243)	-	157,425
Share of results of associates	11	26,447	3,704	3,042	-	-	33,204
Share of results of joint ventures	4,923	2,071	-	4,428	1,673	-	13,095
	84,595	109,788	1,514	7,397	430	-	203,724
Income tax expense	(19,262)	(15,048)	(296)	(296)	(1,075)	-	(35,977)
Minority interest	(4,434)	(38,763)	(399)	(1,063)	15	-	(44,644)
Net profit for the period	60,899	55,977	819	6,038	(630)	-	123,103
Assets							
Segment assets	3,264,626	4,401,825	205,341	188,535	957,766	(948,626)	8,069,467
Investment in associates	5	216,084	58,633	270,227	-	-	544,949
Investment in joint ventures	121,250	30,091	1,097	71,696	53,106	-	277,240
Tax assets	36,056	4,965	3,626	13,098	191,448	-	249,193
Total assets	3,421,937	4,652,965	268,697	543,556	1,202,320	(948,626)	9,140,849
Liabilities							
Segment liabilities	2,033,018	2,777,723	121,828	42,512	896,037	(948,626)	4,922,492
Tax liabilities	253,623	252,877	5,105	18,361	1,964	-	531,930
Total liabilities	2,286,641	3,030,600	126,933	60,873	898,001	(948,626)	5,454,422
Capital expenditure	38,793	24,166	1,635	17	1,311	-	65,922
Significant non-cash items							
Depreciation and amortisation	28,011	15,988	2,699	282	1,355	-	48,335
Other non-cash items (including provisions, loss on disposal and exchange differences)	6,280	5,179	248	1,536	661	-	13,904

(ii) **Geographical segments**

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	1,197,293	55	7,002,962	88	7,488,108	82	34,741	53
Rest of Asia	340,982	16	111,333	1	697,446	8	12,154	18
Europe	554,007	26	919,245	11	919,245	10	18,943	29
Others	60,507	3	35,927	0	36,050	0	84	0
Total	2,152,789	100	8,069,467	100	9,140,849	100	65,922	100

15. SEGMENTAL REPORTING (Cont'd)

Notes To Segmental Analysis

15a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of centralised utilities, energy and water. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, China, Vietnam and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment owns, develops, markets and manages industrial parks and townships in Asia.

Others/Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies.

15b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and the Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

15c. Review of segment performance

Please refer to Paragraph 11 for analysis by business segments.

16. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 1Q09 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- PSA International Pte Ltd and its Associates	10,514
- PowerSeraya Limited	5,903
- Temasek Capital (Private) Limited and its Associates	2,075
- MediaCorp Pte Ltd and its Associates	1,749
- Singapore Power Ltd and its Associates	471
- Mapletree Investments Pte Ltd and its Associates	437
- Singapore Technologies Telemedia Pte Ltd and its Associates	205
- Certis Cisco Security Pte Ltd	167
	21,521
SMRT Corporation Ltd and its Associates	20,816
Starhub Ltd and its Associates	2,724
STATS ChipPAC Ltd	237
Singapore Airlines Limited and its Associates	177
	45,475
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates [1]	137,385
- Singapore Power Ltd and its Associates	2,694
	140,079
Total Interested Person Transactions	**185,554**

Note:

1. This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

There was no transaction which was not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2009 to March 31, 2009.

17. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of Sembcorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the first quarter ended March 31, 2009 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, Sembcorp Marine Ltd, has also announced and confirmed the results for first quarter ended March 31, 2009.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
May 12, 2009

PRESS RELEASE

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP 1Q2009 PATMI UP 9% TO S$134 MILLION

SINGAPORE, May 12, 2009 – Sembcorp Industries (Sembcorp) reported a profit after tax and minority interest (PATMI) of S$133.6 million for the first quarter ended March 31, 2009 (1Q2009). This was 9% higher compared to 1Q2008, mainly due to increased contribution from its Marine business. Profit before tax was up 6% to S$215.8 million, while turnover stood at S$2.1 billion. The Group generated an operating cash flow (before changes in working capital) of S$252.5 million during the quarter, while cash and cash equivalents stood at a strong S$2.4 billion.

Sembcorp's Utilities and Marine businesses continued to be its main profit contributors, accounting for 94% of Group PATMI. Marine's contribution to Group PATMI rose 32% to S$74.0 million mainly due to higher operating margins from its rig building and ship repair businesses. Marine's year-to-date net orderbook now stands at S$8.65 billion, with completions and deliveries stretching till early 2012. Utilities' PATMI was S$51.1 million compared to S$60.9 million in the previous year.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said: "Despite the difficult global market conditions, Sembcorp's profit grew by 9% in 1Q2009 reflecting the underlying strength of our businesses. Backed by our track record and healthy orderbook, Sembcorp will continue to maintain our strong positions in both our Utilities and Marine businesses and steer a steady course for the Group."

FY2009 Outlook

The global economic and financial environment is expected to remain very challenging for the rest of the year.

Sembcorp remains committed to proactive and prudent management of its existing businesses and should be able to deliver satisfactory results for the year.

sembcorp

Highlights from Sembcorp's 1Q2009 Financial Results

- Turnover of S$2.1 billion
- PBT of S$215.8 million, up 6%
- PATMI of S$133.6 million, up 9%
- ROE (annualised) at 18.3%
- EVA at S$120.2 million
- Strong balance sheet and cash flow
  - Net cash
  - Operating cash flow (before changes in working capital) of S$252.5 million
- Rewarding shareholders
  - FY2008 final tax exempt 1-tier dividend of 11.0 cents per ordinary share paid out on May 8, 2009.

– END –

For media and analysts' queries please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

sembcorp

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$9 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

sembcorp

1Q2009 Results Announcement

May 12, 2009



Scope of Presentation

– CEO's Report
– Financial Review
– Group Outlook

CEO's Report

Tang Kin Fei

Group President & CEO

1Q2009 Performance Round-up

sembcorp

- Turnover of S$2.1 billion
- PBT of S$215.8 million, up 6%
- PATMI of S$133.6 million, up 9%
- ROE (annualised) at 18.3%
- EVA at S$120.2 million
- Rewarding shareholders
  - Final tax exempt one-tier dividend of 11.0 cents per ordinary share was paid out on May 8, 2009

Strong Financial Stability

sembcorp

Healthy balance sheet and cash flow

- Net cash
- Operating cash flow* of S$252.5 million
- Repayment of non-recourse project finance loans funded by project cash flows
- Only S$332 million of debt to be repaid within the year ($266 million excluding non-recourse project finance loans)
- Successfully raised S$200 million of 5-year notes under existing MTN programme. Issue closed within the day

* Operating cash flow before changes in working capital

Positioning for the Future

sembcorp

The global environment continues to be challenging

Focused on managing existing businesses well

- Cost management
- Operational excellence
- Customer relations
- Healthy balance sheet and cash flow

Capitalising on opportunities

- Establishing and growing beachheads
- Selective M&As incl. the acquisition of distressed assets

sembcorp

Financial Review

Lim Joke Mui

Group CFO

Group Profit & Loss

sembcorp

(S$M)	1Q09	1Q08	Δ%
Turnover	2,147	2,153	-
EBITDA	240	211	14
EBIT	194	163	19
PBT	216	204	6
PATMI	134	123	9
EPS (cents)	7.5	6.9	9

Group Turnover

sembcorp

(S$M)	1Q09	1Q08	Δ%
Utilities	696	1,123	(38)
Marine	1,363	915	49
Environment	47	53	(10)
Industrial Parks	4	4	-
Other Businesses	37	58	(36)
TOTAL	**2,147**	**2,153**	-

Group PATMI

(S$M)	1Q09	1Q08	Δ%
Utilities	51.1	60.9	(16)
Marine	74.0	56.0	32
Environment	1.5	0.8	79
Industrial Parks	3.6	6.0	(40)
Other Businesses	7.3	6.7	9
Corporate	(3.9)	(7.3)	47
PATMI	**133.6**	**123.1**	**9**

Utilities Turnover & PATMI

sembcorp

(S$M)	1Q09	1Q08	Δ%
TURNOVER			
Singapore	585.5	873.6	(33)
UK	104.6	239.1	(56)
Other countries	12.9	17.8	(28)
Total Turnover	**703.0**	**1,130.5**	**(38)**
PATMI			
Singapore	31.5	27.9	13
UK	9.1	33.2	(73)
Other countries	10.0	4.5	122
Corporate & Others	0.5	(4.7)	NM
Total PATMI	**51.1**	**60.9**	**(16)**

Note: Figures are stated before intercompany eliminations

Group Capex

sembcorp

(S$M)		1Q09
Fixed Asset Items		**43.2**
– Utilities	14.1	
– Marine	26.3	
– Environment	1.6	
– Other Businesses	1.2	
Equity Investments		**146.7**
– Utilities	133.3	
– Marine	13.4	
TOTAL		**189.9**

Group Cash Flow

sembcorp

(S$M)	1Q09	1Q08
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	252	219
- changes in working capital	(100)	816
- tax paid	(10)	(3)
	142	**1,032**
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds and sale of fixed assets	4	-
- acquisitions of investments	(66)	(1)
- loans to associates	(67)	-
- acquisitions of minority interests	(13)	-
- acquisitions of fixed and intangible assets	(43)	(66)
- dividends, interest and others	2	9
	(183)	**(58)**
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by Sembcorp/subsidiaries	-	4
- purchase of treasury shares by Sembcorp/subsidiary	-	(87)
- net borrowings / (repayment of loans and interest)	12	(87)
- dividend paid and others	-	(7)
	12	**(177)**
NET (OUTFLOW) / INFLOW DURING THE PERIOD	**(29)**	**797**
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**2,388**	**2,101**
FREE CASH FLOW	**112***	**1,040**

***Free Cash Flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure of S$153 million**

Group Borrowings

sembcorp

(S$M)	Mar 31, 09	Dec 31, 08
PF loans	346	362
Long-term	235	236
Short-term	266	219
Gross	**847**	**817**
Less: Cash and FD	(2,388)	(2,401)
Net Debt / (Cash)	**(1,541)**	**(1,584)**
Net Gearing Ratio	**Net Cash**	**Net Cash**
Exclude PF*		
Net Debt / (Cash)	**(1,712)**	**(1,825)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

* PF – Non-recourse project financing

Financial Indicators

	1Q09	FY08 (ACTUAL)
Before EI		
EPS (cents)	30.1 *	30.0
ROE (%)	18.3 *	19.0
ROTA (%)	9.0 *	9.5
Interest Cover (times)	23	22
After EI		
EPS (cents)	30.1 *	28.5
ROE (%)	18.3 *	18.0
ROTA (%)	9.0 *	9.0
Interest Cover (times)	23	21
Per Share		
NAV (S$)	1.60	1.46
NTA (S$)	1.54	1.39
Economic Value Added	**1Q09**	**1Q08**
EVA (S$M)	120.2	122.2

* Annualised

sembcorp

Group Outlook

Tang Kin Fei

Group President & CEO

Group Outlook

sembcorp

The global economic and financial environment is expected to remain very challenging for the rest of the year.

Sembcorp remains committed to proactive and prudent management of its existing businesses and should be able to deliver satisfactory results for the year.

sembcorp

Vital Partners. Essential Solutions.

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.